

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Izmet Iskandar Bin Mohd Ramli
Chief Financial Officer
Evergreen Corporation
Lot 1.02, Level 1, Glo Damansara, 699
Jalan Damansara
Taman Tun Dr Ismail
60000 Kuala Lumpur
Malaysia

      Re: Evergreen Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed April 14, 2023
          File No. 001-41271

Dear Izmet Iskandar Bin Mohd Ramli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Alex Weniger-Araujo, Esq.